Exhibit 3.1

FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

GMS INC.

FIRST:  The name of the corporation (the “Corporation”) is GMS Inc.

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808.  The name of its registered agent at such address is Corporation Service Company.

THIRD:  The purpose of the Corporation is to engage in any lawful business or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) and, in general, to possess and exercise all the powers and privileges granted by the DGCL, any other law of the State of Delaware, or the Certificate of Incorporation, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the business or purposes of the Corporation.

FOURTH:  The total number of shares which the Corporation is authorized to issue is 1,000 shares of Common Stock, $0.01 par value per share.

FIFTH:  In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter, and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by the stockholders or otherwise.

SIXTH:  Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH:  To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

EIGHTH:  Subject to the last sentence of Article SEVENTH, the Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.